

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Paul A. Chrisco
Executive Vice President and Chief Financial Officer
Community Bank Shares of Indiana, Inc.
101 West Spring Street
New Albany, Indiana 47150

      Re: Community Bank Shares of Indiana, Inc.
              Registration Statement on Form S-4
              Filed August 8, 2014
              File No. 333-197996
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 31, 2014
              File No. 000-25766

Dear Mr. Chrisco:

      We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed August 8, 2014

General

1. Please update your financial statements and related disclosures, as necessary, in accordance with Rule 3-12 of Regulation S-X as well as your condensed pro forma financial statements as required by Rule 11-02 of Regulation S-X. In addition, please consider the need to provide updated consents from the independent accountants in your next amendment.

2. Please supplementally provide the staff with any board books prepared for the Community or First Financial boards of directors in conjunction with the share exchange.

3. We note that senior management of both First Financial and Community provided financial projections to each other's financial advisor(s). Please disclose two years of any material projections, including revenue, income, and income per share.

Prospectus Cover Page

4. We note that First Financial shareholders will receive 0.153 shares of Community common stock, subject to the downward adjustment provisions described in the prospectus. Please also disclose the minimum aggregate and per share consideration that First Financial shareholders may receive pursuant to the downward adjustment provisions. Make corresponding revisions, where appropriate, throughout the prospectus.

Summary

5. Please provide the information required by Item 3(f) of Form S-4.

First Financial Common Shareholders Will Have Dissenters' Rights as a Result of the Share Exchange, page 4

6. Please outline the procedure shareholders need to follow to perfect their rights under Kentucky law. Please make corresponding revisions where appropriate, including in the Q&A.

Comparative Stock Prices, page 5

7. Please disclose the market value of First Financial's common stock on an equivalent per share basis, as required by Item 3(g) of Form S-4. Please also consider revising this section to be presented in comparative columnar form.

First Financial's Directors and Executive Officers Have Interests in the Share Exchange that Differ from First Financial Shareholders' Interests, page 8

8. Please quantify the aggregate compensation that each First Financial director and executive officer will receive as a result of the share exchange, including the compensation that Mr. Schreacke will receive pursuant to his contemplated consulting agreement.

The Share Exchange

First Financial's Reasons for the Share Exchange; Recommendation of the First Financial Board of Directors, page 45

9. Please disclose any potentially negative factors considered by the First Financial board of directors in approving the share exchange agreement. Make corresponding revisions to the summary on page 2.

Opinions of First Financial's Financial Advisors

Opinion of Keefe, Bruyette & Woods, Inc.

Miscellaneous, page 57

10. Please disclose the aggregate compensation KBW has received from Community for all services, including broker dealer services, provided over the last two years as required by Section 1015(b)(4) of Regulation M-A.

The Share Exchange Agreement

What First Financial Shareholders Will Receive in the Share Exchange, page 77

11. We note the table illustrating the various possibilities of per share consideration that First Financial shareholders may receive in the share exchange. Please include such table in the related summary section on page 2.

Series A Preferred Stock

12. We note that the 14,791 and 3,309 shares of the First Financial Series A Preferred Stock will be purchased and exchanged for Community common shares, respectively, in accordance with agreements between Community and the respective holder. Moreover, we note that Community will redeem the remaining 1,900 preferred shares in accordance with the terms of the preferred shares. Please file the respective agreements and the certificate of designation for the preferred stock in accordance with Item 601 of Regulation S-K.

13. Please disclose the names of the preferred holder with which agreements were reached, their relationship with Community, if any, and details regarding how such agreements were reached.

Material Federal Income Tax Consequences of the Share Exchange, page 169

14. The tax consequences of the share exchange to holders of First Financial common stock appear to be material under Item 601(b)(8) of Regulation S-K.. As such, a tax opinion rendered by counsel is required, and an Exhibit 8 must be filed. Please refer to Staff Legal Bulletin No. 19 for further guidance. Please revise the prospectus where applicable to reflect receipt of an Opinion.

Where You Can Find More Information, page 172

15. Please specifically incorporate the document required by Item 11(a)(3) of Form S-4.

Pro Forma Share Exchange Information
Unaudited Pro Forma Condensed Combined Consolidated Financial Information

16. We note your disclosure on page 89 that if Community is not able to close on the private placement, obtain the special dividend from the Scott County State Bank or close on a $9.0 million third-party loan, Community would likely not be able to complete the share exchange as the amounts of its and Your Community Bank's capital would fall short of the level likely required by regulators to approve the share exchange and mergers. Given the significance of each of these transactions to the completion of the share exchange, please revise your introductory paragraph to address each of the aforementioned transactions, including the special dividend and the $9.0 million loan as well as the potential impact on the share exchange in the event one of these transactions does not occur.

17. As a related matter, we note that you have included pro forma adjustments (A), (J) and (X) to reflect the proceeds from the third-party loan of $9.0 million along with the related interest expense. Please expand your pro forma disclosures to support how these adjustments give effect to an event that is factually supportable. Refer to rule 11-02(b)(6) of Regulation S-X.

Community's Form 10-K for the Year Ended December 31, 2013

Summary Compensation Table, page 20
Incorporated from the Definitive Proxy Statement filed April 4, 2014

18. Please tell us and revise future filings to itemize "All Other Compensation" received by your executive officers as required by Instruction 4 to Item 402(c)(ix) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Act of 1933 and the Securities Exchange Act of 1934, and all Securities Act and Exchange Act rules, in each case as applicable, require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ben Phippen at (202) 551-3697 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc.   Via E-mail
        J. David Smith, Jr.
        Stoll Keenon Ogden PLLC